Filed Pursuant to Rule 424(b)(4)

Registration No. 333-291362

PROSPECTUS

cbdMD, Inc.

1,700,000 Shares of Common Stock

This prospectus relates to the potential resale from time to time of up to 1,700,000 shares of our common stock (the “Shares”) by the selling shareholders identified herein (the “Selling Shareholders”). The Shares being offered by the Selling Shareholders are issuable upon conversion of shares of our Series B Convertible Preferred Stock (“Series B Preferred Stock”), and possible initial dividend payments, which were sold and issued to the Selling Shareholders pursuant to separate Preferred Stock Purchase Agreements, dated as of September 29, 2025, by and between us and the Selling Shareholders (collectively, the “Purchase Agreements”). Such registration does not mean that the Selling Shareholders will actually offer or sell any of these shares. We will not receive any proceeds from the sales of the shares of our common stock by the Selling Shareholders being registered hereby.

Our common stock is listed on the NYSE American under the symbol “YCBD.” On December 18, 2025, the last reported sales price of our common stock on the NYSE American was $1.93 per share.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

You should read this prospectus and any prospectus supplement or amendment, together with additional information described under the headings “Where You Can Find More Information,” carefully before you invest in our securities.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of this prospectus, and under similar headings in any amendment or supplement to this prospectus or in any other documents incorporated by reference into this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 23, 2025.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC pursuant to which the Selling Shareholders named herein may, from time to time, offer and sell or otherwise dispose of the securities covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the Information Incorporated by Reference herein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

Neither we nor the Selling Shareholders have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

We further note that the representations, warranties and covenants made in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that the information contained in this prospectus is accurate as of any other date.

Unless the context otherwise indicates, when used in this report, the terms the “Company,” “cbdMD, “we,” “us, “our” and similar terms refer to cbdMD, Inc., a North Carolina corporation, and our subsidiaries CBD Industries LLC, a North Carolina limited liability company formerly known as cbdMD LLC, which we refer to as “CBDI”, Paw CBD, Inc., a North Carolina corporation which we refer to as “Paw CBD” and cbdMD Therapeutics LLC, a North Carolina limited liability company which we refer to as “Therapeutics” and Proline Global, LLC a North Carolina limited liability company which we refer to as “Proline Global.” In addition, “fiscal 2025” refers to the year ended September 30, 2025, and “fiscal 2024” refers to the year ended September 30, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements including, but not limited to, statements regarding our liquidity, anticipated capital expenditures, and expected sales to the Selling Shareholders.

All statements contained in this prospectus other than statements of historical facts, including but not limited to statements regarding our future financial position, liquidity, business strategy, plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.

We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect events or circumstances after the date on which such statements were made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference. It may not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section, and the financial statements and related notes included or incorporated by reference herein. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”

Corporate Information

Our company was formed under the laws of the state of North Carolina in March 2015 under the name Level Beauty Group, Inc. In November 2016 we changed the name of our company to Level Brands, Inc. Effective May 1, 2019, we changed our name to cbdMD, Inc.

Our principal executive offices are located at 2101 Westinghouse Blvd., Suite A Charlotte, NC 28273. Our telephone number at this location is (704) 445-3060. Our corporate website address is www.cbdmd.com. The information contained in, and that can be accessed through, our websites or our various social media platforms is not incorporated into and is not a part of this prospectus.

Our Company

We own and operate the nationally recognized CBD (cannabidiol) brands cbdMD and Paw CBD, as well as our beverage brand, Herbal Oasis (“Oasis”), and our functional mushroom brand, ATRx Labs. We believe that we are an industry leader producing and distributing dietary supplements and topical products, with an initial focus on hemp derived products including broad spectrum CBD products and full spectrum CBD products. Our mission is to identify and formulate products with novel, compelling ingredients and blends to enhance our customer’s overall quality of life while bringing education, awareness and accessibility of high quality and effective products to all. We source cannabinoids, including CBD, which are extracted from non-GMO hemp grown on farms in the United States. Our innovative broad spectrum formula utilizes a clinically studied hemp extract blend, containing CBD, CBG and CBN, while eliminating the presence of tetrahydrocannabinol ("THC"). Non-THC is defined as below the level of detection using validated scientific analytical methods. Our full spectrum and Delta 9 products contain a variety of cannabinoids and terpenes while maintaining small amounts of THC that fall within the limits set in the 2018 Farm Act. The ATRx brand was launched to bring non cannabinoid products to market, starting with non-psychoactive functional dietary mushrooms such as Lion’s Mane, Cordyceps and Reshi. In addition to our core brands, we also operate Therapeutics to capture the Company’s ongoing investments in science related to its existing and future products, including research and development activities for therapeutic applications and Proline Global that houses some of our newer brands.

Our cbdMD brand of products includes an array of high-grade, premium every day and functional CBD products, including tinctures, gummies, topicals, capsules and drink mixers as well as sleep, focus and calming aids. In addition, we have clinical based claims and industry leading strength and concentrations to drive product efficacy.

Our Paw CBD brand of products includes a line of veterinarian-formulated products including tinctures, chews, topicals products in varying strengths and formulas. Paw CBD products have undergone the National Animal Safety Council’s rigorous audit and meet their Quality Seal standard.

Our ATRx brand was developed using the power of functional mushrooms to provide consumers with a complementary natural ingredient solution for immunity, focus, digestive health, and cognitive and mood benefits.

Oasis is a premium hemp-derived THC-infused social seltzer that blends cannabinoids and nootropic mushrooms to deliver a fast-acting, functional beverage made for presence and connection.

cbdMD, Paw CBD, Oasis, and ATRx products are distributed through our e-commerce websites, third party e-commerce sites, select distributors and marketing partners as well as a variety of brick-and-mortar retailers.

Recent Developments

Management’s efforts to drive shareholder value during 2025 were focused in two areas: (i) deliver positive earnings through a combination of optimizing our product portfolio, rationalizing our cost structure, and growing revenue and (ii) simplifying our capital structure.

During fiscal 2025, we made progress on strengthening the business. We were able to essentially maintain our revenue base and we continued to reduce our GAAP operating loss from a $3.3 million loss during fiscal 2024 to $2.1 million during fiscal 2025. We accomplished this while still focusing on disciplined cost control, rebuilding our marketing team and launching into the exciting hemp derived THC beverage category with our brand Oasis.

During fiscal 2025, we were successful in cleaning up our capital structure and, at our annual meeting in April 2025, we secured sufficient votes to convert our Series A Convertible Preferred and outstanding accrued preferred dividends into approximately 91% of the Company’s outstanding common stock. This vote was critical to regaining compliance with NYSE American continued listing standards and maintaining our NYSE American listing as well as make the Company more attractive for merger and acquisition activity. We are now back in compliance with the NYSE American’s continued listing standards and our non-compliance status has been removed.

During the fiscal fourth quarter of 2025, the Company continued to make progress on building momentum with sequential and year-over-year increase in revenue. We continue to make progress with our Oasis brand, which continues to grow quarterly as we added distributors and improved our sell-through at retailers. We are now available throughout the Southeast in Texas, Alabama, Georgia, Florida, North Carolina, Tennessee and several other states outside the Southeast. To date, Oasis has been a P&L earnings drag on the Company as we invest in a scaling, high-growth category. We made changes during the first fiscal quarter of 2026 to reduce certain Oasis brand overhead expenses and add sales staff and we are starting to see some benefits of scale as revenues continue to grow.

cbdMD believes trends from late 2025 are continuing in the first quarter of 2026. We are seeing momentum in our direct-to-consumer business, wholesale is trending up and we added additional Oasis distribution during the quarter. In addition, we have identified nearly $200,000 in corporate overhead savings that will be implemented during early 2026 with insurance renewals and professional fees leading the way.

During calendar 2025, we have faced a notable uptick in both state and federal regulatory activity. While most of the state level action to restrict the hemp category occurred, the industry built sufficient support to limit many restrictions on our industry. Unfortunately, federal action in November 2025 poses a significant threat to the industry and our revenue bases.

On December 15, 2025, the Company entered into a securities purchase agreement (the “ELOC Agreement”) with an accredited investor (the “ELOC Purchaser”), pursuant to which the Company agreed to sell, and the ELOC Purchaser agreed to purchase, up to $20 million of the Company’s common stock, subject to limitations as set forth in the agreement. The Company and the ELOC Purchaser also entered into a registration rights agreement, pursuant to which the Company agreed to file a registration statement on Form S-1 with the SEC covering the resale of shares of common stock sold under the ELOC Agreement.

On December 18, 2025, the Company entered into a securities purchase agreement (the “Series C Agreement”) with two institutional investors (the “Series C Purchasers”) were issued an aggregate of 1,000,000 shares of Series C Convertible Preferred Stock (“Series C Preferred Stock”) for aggregate gross proceeds of $2,250,000. The Company and the Series C Purchasers also entered into a registration rights agreement, pursuant to which the Company agreed to file a registration statement on Form S-1 with the SEC to register the shares underlying the Series C Preferred Stock.

The Private Placement Transaction

On September 29, 2025, the Company entered into the Purchase Agreements with the Selling Shareholders whereby the Company sold and issued to the Selling Shareholders an aggregate of 1,700,000 shares of Series B Preferred Stock in exchange for aggregate gross proceeds totaling $1,700,000. The Company has used and/or intends to use the proceeds from the issuance of the Series B Preferred Stock for working capital and general corporate purposes. The Series B Preferred Stock is convertible at $1.00 per share, subject to adjustment as provided in the Series B Preferred Stock Certificate of Designation, with a floor conversion price of $0.50 per share.

Additionally, on September 29, 2025, the Company and the Selling Shareholders entered into the Registration Rights Agreements (the “Registration Rights Agreements”), pursuant to which the Company agreed to file a registration statement with the SEC covering the resale of the shares of common stock underlying the Series B Preferred Stock sold and issued to the Selling Shareholders under the Purchase Agreements.

In no event shall we issue any shares of common stock upon conversion of the Series B Preferred Stock to the extent that after giving effect thereto, the aggregate number of shares of common stock that would be issued pursuant to the Purchase Agreements would exceed 19.99% of the total number of shares of common stock issued and outstanding immediately preceding the execution of the Purchase Agreements (1,782,518 shares) (the “Exchange Cap”), subject to adjustment as set forth in the Purchase Agreements, unless and until we obtain the approval of the issuance of such shares by our shareholders in accordance with the applicable stock exchange rules.

THE OFFERING

This prospectus relates to the resale by the Selling Shareholders identified in this prospectus of up to 1,700,000 shares of common stock (the “Shares”). The Selling Shareholders may sell their Shares from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of Shares by the Selling Shareholders.

Common stock offered by the Selling Shareholders	Up to 1,700,000 shares of our common stock, assuming full conversion of the Series B Preferred Stock at a conversion price equal to $1.00 per share.

Common stock outstanding immediately prior to this offering	8,959,410 shares.

Common stock outstanding immediately following this offering	10,659,410 shares, assuming full conversion of the Series B Preferred Stock at a conversion price equal to $1.00 per share.

Terms of the offering	The Selling Shareholders will determine when and how it will dispose of any shares of our common stock that are registered under this prospectus for resale. See “Plan of Distribution.”

Use of proceeds	The Selling Shareholders will receive all of the proceeds from the sale of the Shares offered for sale by it under this prospectus. See “Use of Proceeds” on page 9 for more information.

Stock Symbol	YCBD

Transfer Agent and Registrar	VStock Transfer, LLC

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Outstanding Shares

The number of shares of our common stock to be outstanding after this offering assumes 8,959,410 shares of our common stock outstanding as of December 19, 2025, and excludes:

●	a total of 1,700,000 shares of common stock issuable upon the conversion of Series B Preferred Stock at $1.00 per share;
●	a total of 1,000,000 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock at $2.25 per share;
●

a total of 19,716 shares of common stock issuable upon vesting of unvested restricted stock awards and 445,000 shares of unvested restricted common stock granted under the Company’s 2025 Equity Incentive Plan which is subject to shareholder approval;

●	a total of 5,517 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $991.71 per share; and
●	a total of 5,901 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $208.75 per share.

Unless otherwise indicated, all information in this prospectus assumes no exercise or settlement of outstanding options or warrants.

RISK FACTORS

Investing in our securities involves risks. Before purchasing the securities offered by this prospectus you should carefully read the risk factors incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended September 30, 2025 filed with the SEC on December 19, 2025, as well as the risks, uncertainties and additional information set forth in the other documents incorporated by reference in this prospectus that we file with the SEC after the date of this prospectus and which are deemed incorporated by reference in this prospectus, and the information contained in any applicable prospectus supplement. For a description of these reports and documents, and information about where you can find them, see “Incorporation of Certain Information by Reference.” The risks and uncertainties we discuss in this prospectus and in the documents incorporated by reference in this prospectus are those that we currently believe may materially affect our company. Additional risks not presently known, or currently deemed immaterial, also could materially and adversely affect our financial condition, results of operations, business and prospects.

We are subject to the continued listing standards of the NYSE American and our failure to satisfy these criteria may result in de-listing of our securities.

Our common stock is listed on the NYSE American. In order to maintain these listings, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer (i) if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the NYSE American’s listing requirements; (v) if an issuer’s securities sell at what the NYSE American considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by the NYSE American; or (vi) if any other event occurs or any condition exists which, in the opinion of the NYSE American, makes continued listing inadvisable. If the NYSE American delists our common stock, investors may face material adverse consequences, including, but not limited to, a lack of trading market for our securities, reduced liquidity, decreased analyst coverage of our securities, and an inability for us to obtain any additional financing to fund our operations that we may need.

We may use proceeds from the Purchase Agreements in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of our Series B Preferred Stock made pursuant to the Purchase Agreements, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by us to apply these funds effectively could harm our business, and the net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our common stock.

The issuance of shares upon exercise of our outstanding options, restricted stock awards and warrants, or the conversion of the Series B and Series C Preferred Stock may cause immediate and substantial dilution to our existing shareholders.

We presently have options, unvested restricted stock awards and warrants that if exercised would result in the issuance of an additional 31,134 shares of our common stock and 445,000 shares of unvested restricted common stock granted under the Company’s 2025 Equity Incentive Plan which is subject to shareholder approval. Our Series B Preferred Stock issued to the Selling Shareholders is currently convertible into 1,700,000 shares of common stock. Our Series C Preferred Stock is currently convertible into 1,000,000 shares of common stock The issuance of shares upon exercise of warrants and options, vesting of restricted awards and/or the conversion of shares of our Series B or Series C Preferred Stock will result in dilution to the interests of other shareholders.

THE PRIVATE PLACEMENT

Overview

On September 29, 2025, the Company entered into the Purchase Agreements with the Selling Shareholders pursuant to which the Company sold and issued 1,700,000 shares of Series B Preferred Stock in exchange for aggregate gross proceeds totaling $1,700,000. The Company has used and/or intends to use the proceeds from the sale and issuance of the Series B Preferred Stock for working capital and general corporate purposes.

Each share of Series B Preferred Stock is convertible into shares of our common stock at a conversion price of $1.00 per share at any time at the option of the holder, subject to certain customary adjustments (the “Conversion Price”). If the Company grants, issues or sells shares of common stock at a price (the “New Issuance Price”) that is less than the then-current Conversion Price, the Conversion Price will automatically be reduced to equal such New Issuance Price, subject to the floor price limitations. The Series B Preferred Stock Conversion Price is subject to a floor price of $0.50 per share, subject to adjustments for stock splits, stock dividends, stock combinations, recapitalizations and similar events or subject to compliance with the rules and regulations of the NYSE American.

The Series B Preferred Stock accrues dividends at a rate of 10% per annum which are payable quarterly in shares of common stock, subject to the satisfaction of all Equity Conditions (as defined in the Certificate of Designation), or in cash. If the Company fails to satisfy an Equity Condition, dividends shall be paid in cash. However, if North Carolina law prohibits the payment of dividends in cash, then the Stated Value (as defined in the Certificate of Designation) shall be increased by the amount of such unpaid dividends, with such increase to be determined in accordance with procedures mutually agreed upon between the Company and the holders of the Series B Preferred Stock.

With respect to liquidation, dissolution and winding up of the Company, the Series B Preferred Stock ranks senior to all shares of the Company’s capital stock unless otherwise consented to by the holders of the Series B Preferred Stock. The holders of Series B Preferred Stock have no voting power and no right to vote, except as required by the North Carolina Business Corporations Act or with respect to matters affecting the preferences, rights, privileges or powers relating to the Series B Preferred Stock. In addition, The Series B Preferred Stock is also subject to a beneficial ownership limitation (the “Beneficial Ownership Limitation”) in which the holders of the Series B Preferred Stock do not have the right to convert the Series B Preferred Stock to the extent that, after giving effect to a conversion, the holder would beneficially own in excess of 4.99% of shares of common stock outstanding immediately after giving effect to such conversion.

Under applicable NYSE American Company Guide rules and as set forth in the Purchase Agreements, in no event may we issue to the Selling Shareholders shares of our common stock, upon conversion of the Series B Preferred Stock, representing 20% or more of the total number of shares of common stock outstanding immediately prior to the date of the Purchase Agreements (1,782,518 shares) unless we obtain prior stockholder approval or if such approval is not required in accordance with the applicable NYSE American rules.

Pursuant to the Purchase Agreements, the Company agreed to reimburse the Selling Shareholders in an amount of $200,000 for all costs and expenses incurred by the Selling Shareholders or their affiliates in connection with the private placement transactions between the Company and the Selling Shareholders. Also, pursuant to the Registration Rights Agreements, the Company agreed to pay all fees and expenses in connection with registration of the Shares.

The Purchase Agreements and Registration Rights Agreements contain customary registration rights, representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

The foregoing description of the Purchase Agreements and Registration Rights Agreements and the transactions contemplated thereby does not purport to be complete and are qualified in their entirety by reference to the form of Purchase Agreements and form of Registration Rights Agreement, a copy of which were filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report Form 8-K on October 6, 2025 and is incorporated by reference to the registration statement of which this prospectus forms a part.

No Short-Selling or Hedging

The Selling Shareholders have agreed that neither it nor any entity managed or controlled by it will engage in, directly or indirectly, any (A) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or (B) hedging transaction, which, with respect to items (A) and (B), establishes a net short position with respect to the common stock, during the term of the Purchase Agreements.

The issuance of our shares of common stock to the Selling Shareholders pursuant to the Purchase Agreements will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares of common stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of common stock after any such issuance.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Selling Shareholders. We will not receive any proceeds from the resale of shares of common stock by the Selling Shareholders. All proceeds we received from sale and issuance of the Series B Preferred Stock will be used for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

Each Selling Shareholder will determine at what price(s) such Selling Shareholder may sell the Shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

MARKET INFORMATION

Our common stock is listed on the NYSE American under the symbol “YCBD.”

On December 18, 2025, the last reported sale price of our common stock on the NYSE American was $1.93 per share. As of December 18, 2025, we had approximately 116 stockholders of record. The actual number of holders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

THE SELLING SHAREHOLDERS

This prospectus relates to the possible resale from time to time by the Selling Shareholders of any or all shares of our common stock that have been or may be issued by us to the Selling Shareholders under the Purchase Agreements upon conversion of the Series B Preferred Stock. We are registering the shares of common stock underlying the Series B Preferred Stock pursuant to the provisions of the Registration Rights Agreements in order to permit the Selling Shareholders to offer the shares for resale from time to time. Except for the transactions contemplated by the Purchase Agreements and the Registration Rights Agreements, the Selling Shareholders have not had any material relationship with us within the past three years.

As used in this prospectus, the term “Selling Shareholders” includes the Selling Shareholders listed in the table below, and their permitted pledgees, donees, transferees, assignees, successors, designees, successors-in-interest and others who later come to hold any of the Selling Shareholders’ interests in the shares of common stock in accordance with the terms of the applicable agreements governing their respective registration rights, other than through a public sale. This prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or other similar transactions.

The table below presents information regarding the Selling Shareholders and the shares of common stock that they may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Shareholders, and reflects holdings as of December 19, 2025. The number of shares in the column “Number of Shares of Common Stock Owned Prior to Offering” includes the shares of common stock to be issued to the Selling Shareholders upon conversion of the Series B Preferred Stock at the initial Conversion Price of $1.00 and subject to the Beneficial Ownership Limitation The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the Selling Shareholders may offer under this prospectus based on a number of the Shares which may be received upon conversion of the Series B Preferred Stock at a conversion price $0.50 (the Floor Price). The Selling Shareholders may sell some, all or none of their shares in this offering. We do not know how long the Selling Shareholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the Selling Shareholders have voting and investment power. The percentage of common stock beneficially owned by the Selling Shareholders prior to the offering shown in the table below is based on an aggregate of 8,959,410 shares of our common stock outstanding on December 19, 2025. The column “Number of Shares of Common Stock Owned After Offering” assumes the sale of all of the shares offered by the Selling Shareholders pursuant to this prospectus. In addition, the Series B Preferred Stock is subject to a beneficial ownership limitation which prohibits any holder from beneficially owning more than 4.99% of the shares of the Company’s common stock outstanding immediately following such conversion.

Please see the section titled “Plan of Distribution” for further information regarding the Selling Shareholders’ method of distributing these securities.

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
	Number	Percent		Number	Percent
C/M Capital Master Fund, LP (1)	497,854	4.99%	1,020,000	40,000	*
WVP Emerging Manager Onshore Fund, LLC – Arbitrage Series (2)	99,733	1.11%	99,733	0	0%
WVP Emerging Manager Onshore Fund, LLC – Incubation Series (3)	183,600	2.02%	183,600	0	0%
WVP Emerging Manager Onshore Fund, LLC – C/M Capital Series (4)	396,667	4.26%	396,667	0	0%

* Less than 1%

(1)

The business address of C/M Capital Master Fund, LP is 1111 Brickell Avenue, Suite 2920, Miami, Florida 33131. As of the date of the Purchase Agreement, C/M Capital Master Fund, LP did not beneficially own any shares of our common stock. Thomas Walsh and Jonathan Juchno are the Managing Partners of C/M Capital Master Fund, LP, and therefore may be deemed to have shared voting and investment power over securities owned directly and indirectly by C/M Capital Master Fund, LP. The amount of shares beneficially owned by the Selling Shareholder consists of shares of common stock issuable upon conversion of 1,020,000 shares of Series B Preferred Stock and 40,000 shares of common stock currently held by the Selling Shareholder. C/M Capital Master Fund, LP is not a registered broker-dealer or an affiliate of a registered broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Walsh and Mr. Juchno as to beneficial ownership of the securities beneficially owned directly or indirectly by C/M Capital Master Fund, LP. Excludes shares of common stock issuable upon conversion of Series C Preferred Stock and shares issuable under the ELOC Agreement.

(2)

The business address of WVP Emerging Manager Onshore Fund, LLC – Arbitrage Series is Two Executive Drive, Suite 515 Fort Lee, New Jersey 07024. Thomas Walsh, is the managing member of WVP Emerging Manager Onshore Fund, LLC – Arbitrage Series and has voting control and investment discretion over securities beneficially owned directly by WVP Emerging Manager Onshore Fund, LLC – Arbitrage Series. The amount of shares beneficially owned by the Selling Shareholder consists of shares of common stock issuable upon conversion of 99,733 shares of Series B Preferred Stock. We have been advised that none of Mr. Walsh or WVP Emerging Manager Onshore Fund, LLC – Arbitrage Series is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Walsh as to beneficial ownership of the securities beneficially owned directly by WVP Emerging Manager Onshore Fund, LLC – Arbitrage Series.

(3)

The business address of WVP Emerging Manager Onshore Fund, LLC – Incubation Series is Two Executive Drive, Suite 515 Fort Lee, New Jersey 07024. Thomas Walsh, is the managing member of WVP Emerging Manager Onshore Fund, LLC – Incubation Series and has voting control and investment discretion over securities beneficially owned directly by WVP Emerging Manager Onshore Fund, LLC – Incubation Series. The amount of shares beneficially owned by the Selling Shareholder consists of shares of common stock issuable upon conversion of 183,600 shares of Series B Preferred Stock. We have been advised that none of Mr. Walsh or WVP Emerging Manager Onshore Fund, LLC – Incubation Series is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Walsh as to beneficial ownership of the securities beneficially owned directly by WVP Emerging Manager Onshore Fund, LLC – Incubation Series.

(4)

The business address of WVP Emerging Manager Onshore Fund, LLC – C/M Capital Series is Two Executive Drive, Suite 515 Fort Lee, New Jersey 07024. Thomas Walsh, is the managing member of WVP Emerging Manager Onshore Fund, LLC – C/M Capital Series and has voting control and investment discretion over securities beneficially owned directly by WVP Emerging Manager Onshore Fund, LLC – C/M Capital Series. The amount of shares beneficially owned by the Selling Shareholder consists of shares of common stock issuable upon conversion of 396,667 shares of Series B Preferred Stock. We have been advised that none of Mr. Walsh or WVP Emerging Manager Onshore Fund, LLC – C/M Capital Series is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Walsh as to beneficial ownership of the securities beneficially owned directly by WVP Emerging Manager Onshore Fund, LLC – C/M Capital Series. Excludes shares of common stock issuable upon conversion of Series C Preferred Stock.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus are being offered by the Selling Shareholders. The shares may be sold or distributed from time to time by the Selling Shareholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of our common stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;
●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus
●	transactions involving cross or block trades;
●	through brokers, dealers, or underwriters who may act solely as agents;
●	“at the market” into an existing market for our common stock;
●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
●	in privately negotiated transactions;
●	any combination of the foregoing; or
●	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The Selling Shareholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Shareholders have informed us that they intend to use one or more registered broker-dealers to effectuate all sales, if any, of our common stock that they have acquired and may in the future acquire from us pursuant to the Purchase Agreements. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Selling Shareholders have informed us that each such broker-dealer will receive commissions from the Selling Shareholders that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Shareholders through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of our common stock sold by the Selling Shareholders may be less than or in excess of customary commissions. Neither we nor the Selling Shareholders can presently estimate the amount of compensation that any agent will receive from any purchasers of our common stock sold by the Selling Shareholders.

We know of no existing arrangements between the Selling Shareholders or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Shareholders, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Shareholders, any compensation paid by the Selling Shareholders to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our common stock covered by this prospectus by the Selling Shareholders. We have also paid the Selling Shareholders $200,000 in cash as reimbursement for the reasonable, out-of-pocket expenses incurred by the Selling Shareholders, including the legal fees and disbursements of the Selling Shareholders’ legal counsel, in connection with their due diligence investigation of the Company and in connection with the preparation, negotiation and execution of the Purchase Agreements. See “The Private Placement” for more information.

We also have agreed to indemnify the Selling Shareholders and certain other persons against certain liabilities in connection with the offering of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Shareholders have agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Shareholders specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

The Selling Shareholders have represented to us that at no time prior to the date of the Purchase Agreements have the Selling Shareholders or their agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. The Selling Shareholders have agreed that during the term of the Purchase Agreements, neither the Selling Shareholders, nor any of their agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the Selling Shareholders that they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

The Company shall use its commercially reasonable efforts to have the registration statement and any amendment declared effective by the SEC at the earliest practicable date. The Company shall use commercially reasonable efforts to keep the registration statement effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Selling Shareholder of all of the registrable securities covered thereby at all times until the date on which the Selling Shareholder shall have resold all the registrable securities covered thereby and no shares of common stock remain issuable under the Purchase Agreements.

This offering will terminate on the date that all of our common stock offered by this prospectus have been sold by the Selling Shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our discussion and analysis of financial condition and results of operations is incorporated by reference from Part II, Item 7 of the Company’s Annual Report on Form 10-K beginning on Page 21, as filed with the SEC on December 19, 2025, as amended, and from Part II, Item 2 of the Company’s Quarterly Report on Form 10-Q as filed with the SEC on August 14, 2025 (see “Incorporation of Certain Information by Reference”).

BUSINESS

The description of our business is incorporated by reference from Part I, Item 1 of the Company’s Annual Report on Form 10-K beginning on Page 4, as filed with the SEC on December 19, 2025, as amended (see “Incorporation of Certain Information by Reference”).

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock and our other securities. For a complete description, you should refer to our Articles of Incorporation and bylaws, forms of which are incorporated by reference to the exhibits to the registration statement of which this prospectus is a part.

Our authorized capital is 150,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of blank check preferred stock, par value $0.001 per share. We have designated 1,700,000 of our blank check preferred stock as Series B Convertible Preferred Stock. On December 19, 2025, there were 1,700,000 shares of Series B Convertible Preferred Stock and 1,000,000 shares of Series C Convertible Preferred Stock issued and outstanding. The balance of the blank check preferred stock is undesignated.

Common Stock

Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

As of December 19, 2025, we had 8,959,410 shares of common stock outstanding. In addition, as of that date, there were approximately 19,716 shares of common stock issuable upon vesting of unvested restricted stock awards; 5,517 shares of common stock issuable upon the exercise of outstanding stock options; and 5,901 shares of common stock issuable upon the exercise of outstanding warrants and 445,000 shares of unvested restricted common stock granted under the Company’s 2025 Equity Incentive Plan which is subject to shareholder approval.

Preferred Stock

Our board of directors, without further shareholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board of directors may authorize the issuance of preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our board of directors can fix limitations and restrictions, if any, upon the payment of dividends on both classes of our common stock to be effective while any shares of preferred stock are outstanding.

Series B Convertible Preferred Stock

On September 29, 2025, the Company filed a Certificate of Amendment to the Certificate of Incorporation (“Series B Certificate of Designation”) designating 1,700,000 shares of the Company’s authorized preferred stock as Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”). Each share of the Series B Preferred Stock is convertible into common stock at a conversion price of $1.00, subject to anti-dilution adjustments and Alternative Conversion rights (as defined in the Series B Certificate of Designation). The Series B Preferred Stock accrues dividends at a rate of 10% per annum which are payable quarterly in shares of common stock, subject to the satisfaction of all Equity Conditions (as defined in the Series B Certificate of Designation), or in cash. If the Company fails to satisfy an Equity Condition, dividends shall be paid in cash. However, if North Carolina law prohibits the payment of dividends in cash, then the then Stated Value (as defined in the Series B Certificate of Designation) shall be increased by the dividends as reasonably determined by the Company and the holders of the Series B Preferred Stock.

With respect to liquidation, dissolution and winding up of the Company, the Series B Preferred Stock ranks senior to all shares of the Company’s capital stock unless otherwise consented to by the holders of the Series B Preferred Stock. The holders of Series B Preferred Stock have no voting power and no right to vote, except as required by the North Carolina Business Corporations Act or with respect to matters affecting the preferences, rights, privileges or powers relating to the Series B Preferred Stock. In addition, the Series B Preferred Stock is subject to a beneficial ownership limitation which prohibits any holder from beneficially owning more than 4.99% of the shares of the Company’s common stock outstanding immediately following such conversion.

Series C Convertible Preferred Stock

On December 19, 2025, the Company filed a Certificate of Amendment to the Certificate of Incorporation (the “Series C Certificate of Designation”) designating 1,000,000 shares of the Company’s authorized preferred stock as Series C Convertible Preferred Stock, par value $0.001 per share. Except for differences in the stated value, floor price and conversion price, the Series C Preferred Stock has terms and conditions that are substantially similar to those of the Company’s Series B Preferred Stock. Each share of the Series C Preferred Stock is convertible into common stock at a conversion price of $2.25, subject to anti-dilution adjustments and Alternate Conversion rights (as defined in the Series C Certificate of Designation). The Series C Preferred Stock accrues dividends at a rate of 10% per annum which are payable quarterly in shares of common stock, subject to the satisfaction of all Equity Conditions (as defined in the Series C Certificate of Designation), or in cash. If the Company fails to satisfy an Equity Condition, dividends shall be paid in cash. However, if North Carolina law prohibits the payment of dividends in cash, then the then Stated Value (as defined in the Series C Certificate of Designation) shall be increased by the dividends as reasonably determined by the Company and the holders of the Series C Preferred Stock.

With respect to dividends, distributions, liquidation, dissolution and winding up of the Company, the Series C Preferred Stock ranks pari passu with the Series B Preferred Stock and is senior to all other shares of the Company’s capital stock unless otherwise consented to by the holders of the Series C Preferred Stock. The holders of Series C Preferred Stock have no voting power and no right to vote, except as required by the North Carolina Business Corporations Act or with respect to matters affecting the preferences, rights, privileges or powers relating to the Series C Preferred Stock. In addition, the Series C Preferred Stock is subject to a beneficial ownership limitation which prohibits any holder from beneficially owning more than 4.99% of the shares of the Company’s common stock outstanding immediately following such conversion.

Warrants

As of December 19, 2025, we have outstanding warrants to purchase 5,901 shares of common stock with exercise prices ranging from $20.16 to $1,350.00 and expiration dates from December 2025 to April 2028. The terms of the outstanding warrants were disclosed in the Company’s Current Reports on Form 8-K filed with the SEC on January 10, 2020; December 9, 2020; June 30, 2021; and May 3, 2023.

Listings

Our common stock is listed on the NYSE American under the symbol “YCBD.”

Transfer Agent

The transfer agent for our common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PROPERTIES

The description of our properties is incorporated by reference from Part I, Item 2 of the Company’s Annual Report on Form 10-K beginning on Page 19, as filed with the SEC on December 19, 2025 (see “Incorporation of Certain Information by Reference”).

LEGAL PROCEEDINGS

The description of our legal proceedings is incorporated by reference from Part I, Item 3 of the Company’s Annual Report on Form 10-K beginning on Page 19 as filed with the SEC on December 19, 2025, as amended (see “Incorporation of Certain Information by Reference”).

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The description of directors, executive officers and corporate governance is incorporated by reference from the Company’s definitive proxy statement on Schedule 14A beginning on page 24 filed with the SEC on February 25, 2025 (see “Incorporation of Certain Information by Reference”).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes all compensation recorded by us in each of the last two completed fiscal years for:

●	all individuals serving as our principal executive officer or acting in a similar capacity during fiscal 2025;
●	our two most highly compensated named executive officers at September 30, 2025 whose annual compensation exceeded $100,000; and
●

up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as a named executive officer of our company at September 30, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Options Awards ($) (1)	Non equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Ronan Kennedy, CEO and CFO	2025	275,000	25,000	-	-	-	-	-	300,000
	2024	275,000	-	-	-	-	-	-	275,000

Bradley Whitford, Chief Accounting Officer (2)	2025	192,308	15,000	-	-	-	-	-	207,308
	2024	181,375	-	-	-	-	-	-	181,375

1.

Represents the grant date value of the options and awards granted during the years presented, determined in accordance with FASB ASC Topic 718. The assumptions made in the valuations of the awards are included in Note 9 of the notes to our consolidated financial statements appearing in our 2025 10-K.

2.	Mr. Whitford commenced serving as our Chief Accounting Officer in March 2024 and since 2021 is an employee of the Company.

Executive Employment Agreements

T. Ronan Kennedy. Mr. Kennedy was employed by the Company under an Executive Employment Agreement dated October 1, 2021. Effective November 28, 2025, the Company entered into an Executive Employment Agreement with Mr. Kennedy to serve as our Chief Executive Officer and Chief Financial Officer (the “Kennedy Employment Agreement”). The material terms of the agreement are as follows:

Term:

Three years, with the option of extending for additional automatic one-year terms unless either party provides written notice of non-renewal at least 60 days before expiration of the initial term or renewal term.

Annual base salary:	$340,000, an increase of $65,000 from his initial annual base salary.

Restricted stock awards and stock options:

As additional compensation on the effective date of the agreement we granted him (i) a restricted stock award of an aggregate of 445,000 shares of common stock vesting subject to approval of the 2025 Plan.

Under Mr. Kennedy’s employment agreement dated October 1, 2021 we granted Mr. Kennedy: (i) a restricted stock award of 1,112 shares of our common stock, and (ii) 10 year stock options to purchase 7,778 shares of our common stock, vesting subject to continued employment as follows: (A) 2,223 shares at an exercise price of $157.50 per share which have vested; (B) an additional 2,778 shares at an exercise price of $225.00 per share which have vested; and (B) an additional 2,778 shares at an exercise price of $292.50 per share, which have also vested.

Performance bonus:

Mr. Kennedy is eligible for quarterly performance bonuses of $35,000 payable in cash, to be based upon his achievement of quarterly performance goals to be established by the Board upon recommendation of the Committee.

Discretionary bonus:

The Committee will review his performance on an annual basis, and in connection with such annual review, Mr. Kennedy may be entitled to receive an annual discretionary bonus in such amount as may be determined by the Board, upon the recommendation of the committee, in its sole discretion.

Other benefits:	Mr. Kennedy is entitled to participate in all benefit programs we offer our employees, reimbursement for business expenses and four weeks of paid vacation.

Claw back provision:

Any incentive-based compensation, or any other compensation, paid to Mr. Kennedy pursuant to the terms of the Kennedy Employment Agreement, or otherwise, is subject to recovery under any law, government regulation or stock exchange listing requirement, and will be subject to such deductions and claw back as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement, or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement.

Termination:	The Kennedy Employment Agreement will terminate upon his death or as follows:

Disability

If we should terminate the Kennedy Employment Agreement as a result of his disability (as defined in the agreement) he is entitled to his base salary for a period of 12 months following the date of termination.

By cbdMD for cause or by Mr. Kennedy without cause:

We may terminate the Kennedy Employment Agreement without notice for “cause” (as defined in the Kennedy Employment Agreement) following a 30 day cure period. If we should terminate the Kennedy Employment Agreement for cause, he is not entitled to any compensation or severance benefits. Mr. Kennedy may also terminate the agreement without cause. In such event, he is not entitled to any compensation or severance benefits.

By cbdMD other than for cause and not in connection with a change of control:

We may terminate the Kennedy Employment Agreement upon 30 days’ notice to Mr. Kennedy. In such event, he is entitled to receive his base salary and executive benefits through the remaining period of the then current term of the agreement, and all granted but unvested options or restricted shares shall become fully vested on the date of termination and may be exercised by him for a period of 12 months following the date of termination.

Constructive termination:

Constructive termination of the Kennedy Employment Agreement shall occur if we materially breach the agreement, a successor company to us fails to assume the obligations under the agreement, or a material change in Mr. Kennedy’s duties and responsibilities occurs, all subject to waiver by him. In such event, subject to a 30-day cure period, he is entitled to the same compensation as if we had terminated the agreement without cause.

Change of control:

If the Kennedy Employment Agreement is terminated not for cause within two years of a change of control of cbdMD (as defined in the agreement), or in the 90 days prior to a change of control, we are obligated to pay Mr. Kennedy an amount equal to the greater of (i) 1.5 multiplied by his then base salary, or (ii) the base salary remaining to be paid during the then current term of the agreement, payable in a lump-sum payment on the termination date.

Non-compete, confidentially and indemnification:	The Kennedy Employment Agreement contains customary non-compete, for a period of one year following the date of termination, confidentiality and indemnification provisions.

Bradley Whitford. Mr. Whitford is an at-will employee with a base salary of $200,000 and eligible for discretionary performance bonuses and participation in the Company’s equity compensation plans.

Equity Compensation Plans at September 30, 2025

On June 2, 2015, our board of directors and shareholders adopted our 2015 Equity Compensation Plan (the “2015 Plan”) initially covering 26,112 shares of common stock. At the 2019 annual meeting of our shareholders, our shareholders approved an increase in the based number of shares of our common stock reserved for grants under the plan to 45,445 shares.

On January 8, 2021, our board of directors approved the 2021 Equity Compensation Plan (the “2021 Plan”) and our shareholders approved the 2021 at our 2021 annual meeting. The 2021 Plan reserves 111,112 shares of our common stock for issuance pursuant to the terms of the plan upon the grant of plan options, restricted stock awards, or other stock-based awards granted under the 2021 Plan. The 2021 Plan also contains an “evergreen formula” pursuant to which the number of shares of common stock available for issuance under the 2021 Plan will automatically increase on October 1 of each calendar year during the term of the 2021 Plan, beginning with calendar year 2022, by an amount equal to 1% of the total number of shares of common stock outstanding on September 30 of the such calendar year, up to a maximum of 5,556 shares.

The purpose of each of the 2015 Plan and 2021 Plan (collectively, the “Plans”) is to enable us to offer to our employees, officers, directors and consultants, whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company. The Plans are administered by our Compensation, Corporate Governance and Nominating Committee.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our shareholders as well as any equity compensation plans not approved by our shareholders as of September 30, 2025.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)

Plans approved by our shareholders
2015 Plan	23,358	187.09	18,617
2021 Plan	20,678	51.75	63,958

Plans not approved by shareholders	-	-	-

Please see Note 9 of the notes to our audited consolidated financial statements appearing in our 2025 10-K for more information on our 2015 Plan and 2021 Plan.

Outstanding Equity Awards at Year End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of September 30, 2025.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares of unit of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market of payout value of unearned shares, units or other rights that have not vested

T. Ronan Kennedy	278	-	-	1,260	10/1/2025	-	-	-	-
	348	-	-	1,800	10/1/2025	-	-	-	-
	348	-	-	2,340	10/1/2025	-	-	-	-
	209	-	-	706	10/1/2027	-	-	-	-

Bradley Whitford	42	-	-	360	1/27/2027	-	-	-	-
	42	-	-	84	1/9/2028	-	-	-	-

Compensation of Directors

In March 2021, after reviewing the results of an independent compensation study on public company executive and board compensation, the Compensation, Corporate Governance and Nominating Committee of our board of directors adopted a new compensation program for our independent directors. For the 2025 board term which began in March 2025, the components are set forth below:

Annual retainer	$35,000
Stock award, 1,572 shares of common stock, vesting quarterly on June 30, 2025, September 30, 2025, December 31, 2025 and March 31, 2026.
Additional committee chairperson annual compensation:
Chairman of the Board of Directors	$26,500
Audit Committee	$17,000
Compensation, Corporate Governance and Nominating Committee	$7,000

Additional committee membership annual compensation (excluding committee chairperson):
Audit Committee	$8,500
Compensation, Corporate Governance and Nominating Committee	$4,000
No additional compensation for meeting attendance

Our non-executive employee director, Dr. Sibyl Swift, received the stock award and option grant disclosed above for her services as a member of our board of directors in fiscal 2025.

The following table sets forth the compensation paid or earned for fiscal 2025 by our independent directors and our non-management employee director.

Name	Fees earned or paid in cash ($)	Stock Awards ($) (1)	Options Awards ($) (1)	Non equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

William F. Raines, III	$55,702	$1,493	-	-	-	-	$57,195
Bakari Sellers	$46,026	$1,493	-	-	-	-	$47,520
Scott G. Stephen	$69,627	$1,493	-	-	-	-	$71,120
Jeffery Porter	$19,292	$1,493	-	-	-	-	$20,786
Kevin Roe	$21,518	$1,493	-	-	-	-	$23,012
Dr. Sibyl Swift (2)	-	$1,493	-	-	-	113,567	$115,060

1.

Represents the grant date value of the options and awards granted during the years presented, determined in accordance with FASB ASC Topic 718. The assumptions made in the valuations of the awards are included in Note 9 of the notes to our consolidated financial statements appearing in our 2025 10-K.

2.

Only includes compensation specific to board role and excludes compensation as VP of Scientific and Regulatory Affairs and for consulting services. See “Certain Relationships and Related Transactions, and Director Independence” incorporated by reference from the Company’s definitive proxy statement on Schedule 14A beginning on page 34 filed with the SEC on February 25, 2025.

The Company’s Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

The Company does not have any formal policy that requires the Company to grant, or avoid granting, equity-based compensation to its executive officers at certain times. Consistent with its annual compensation cycle, the Compensation, Corporate Governance and Nominating Committee has for several years granted annual equity awards to its executive officers and directors following the Company’s annual meeting. The timing of any equity grants to executive officers in connection with new hires, promotions, or other non-routine grants is tied to the event giving rise to the award (such as an executive officer’s commencement of employment or promotion effective date). As a result, in all cases, the timing of grants of equity awards, including stock options, occurs independent of the release of any material nonpublic information, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of equity-based compensation.

No stock options were issued to executive officers in 2025 during any period beginning four business days before the filing of a periodic report or current report disclosing material non-public information and ending one business day after the filing or furnishing of such report with the SEC.

Anti-Hedging Policies

Under the Company’s Insider Trading Policy, all officers, directors and employees are prohibited from engaging in hedging, pledging or shorting transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The description of our security ownership of beneficial owners and management is incorporated by reference from the Company’s definitive proxy statement on Schedule 14A beginning on page 32 filed with the SEC on February 25, 2025 (see “Incorporation of Certain Information by Reference”).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The description of certain relationships and related transactions and director independence is incorporated by reference from the Company’s definitive proxy statement on Schedule 14A beginning on page 34 filed with the SEC on February 25, 2025 (see “Incorporation of Certain Information by Reference”).

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Gavigan Law, PLLC, Charlotte, North Carolina.

EXPERTS

The consolidated financial statements of cbdMD, Inc. and Subsidiaries for the years ended September 30, 2025 and 2024, have been audited by Cherry Bekaert LLP, independent registered public accounting firm, as set forth in their report thereon appearing in cbdMD, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2025, and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report, which includes an explanatory paragraph on cbdMD, Inc. and Subsidiaries’ ability to continue as a going concern, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and other reports, proxy statements and other information with the SEC. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on our website and through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov. You may access the registration statement, of which this prospectus is a part, at the SEC’s website.

We make available through our website, free of charge, copies of our SEC filings as soon as reasonably practicable after we electronically file or furnish them to the SEC on our website, https://www.cbdmd.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

This prospectus forms part of a registration statement we have filed with the SEC relating to, among other things, the common stock. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we have filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the common stock. The statements this prospectus make pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement, exhibits and schedules are available through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The SEC allows us to “incorporate by reference” the information in certain documents that we file with it, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the Company’s documents listed below and all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities described in this prospectus (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise expressly incorporated by reference herein):

●	Annual Report on Form 10-K for Fiscal Year ended September 30, 2025 filed with the SEC on December 19, 2025;
●

Our current reports on Form 8-K (including 8-K/A) filed on (including 8-K/A) filed on November 25, 2025, November 28, 2025 and December 8, 2025 (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits relating to such information, which is neither filed nor incorporated by reference herein); and

●	Our definitive proxy statement on Schedule 14A filed on February 25, 2025.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished, rather than filed, with the SEC, that information or exhibit is specifically not incorporated by reference in this document.

You may obtain copies of these documents free of charge on our website, www.cbdmd.com, as soon as reasonably practicable after they have been filed with the SEC and through the SEC’s website, www.sec.gov. You may also obtain such documents by submitting a written request either to the Company at 2101 Westinghouse Blvd., Suite A, Charlotte, NC 28273, Attention: T. Ronan Kennedy or an oral request by calling the Company at (704) 445-3060. The Company will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus upon oral or written request, at no cost to the requester, by contacting the Company as noted above.

PROSPECTUS

cbdMD, Inc.

Offering of 1,700,000 shares of common stock

December 23, 2025